January 9, 2007

Casper Zublin, Jr.
Chief Executive Officer
DynTek, Inc.
19700 Fairchild Road, Suite 230
Irvine, CA 92612

Re: DynTek, Inc.
Amendment No. 2 to Form S-1
Registration No. 333-135056

Dear Mr. Zublin:

This is to advise you that we have reviewed your response letter dated January 3, 2007 and have the following comment. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

1.   We note your response to prior comment 1. Given that you sold an additional convertible note under the Amended Note Purchase Agreement after you filed this registration statement, it does not appear that you completed the private placement of the Convertible Notes at the time you filed this registration statement. It is not appropriate to register the resale of shares underlying the convertible notes before the private placement is completed. Accordingly, please withdraw this registration statement and file a new registration statement covering the resale of shares underlying all convertible notes issued under the Note Purchase Agreement and the Amended Note Purchase Agreement.

2.   Because you sold an additional convertible note while the registration statement was pending it appears that the registration statement constitutes a general solicitation for the private placement making Section 4(2) unavailable for that transaction. If you choose to file a new registration statement for the resale of these shares, please include disclosure describing the violation of Section 5 of the Securities Act and the associated rescission risks. Include additional disclosure regarding any contingent liability in the Management's Discussion and Analysis section and the notes to your financial statements.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief